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                                                                   EXHIBIT 99


                      INTERNATIONAL BUSINESS MACHINES CORPORATION
                              AND SUBSIDIARY COMPANIES
                         CONSOLIDATED STATEMENT OF EARNINGS(1)
                           SUPPLEMENTAL SCHEDULE (UNAUDITED)



  (Dollars in millions except          Three Months Ended        Six Months Ended
   per share amounts)                       June 30                  June 30
                                      ___________________     ____________________
                                         1997      1996          1997        1996
  Revenue:                            ________   ________     ________    ________
     Hardware sales                   $  8,616   $  8,576     $ 16,377    $ 16,284
     Services                            4,612      3,734        8,707       6,932
     Software                            3,084      3,195        6,034       6,232
     Maintenance                         1,632      1,754        3,235       3,503
     Rentals and financing                 928        924        1,827       1,791
                                      ________   ________     ________    ________
  Total revenue                         18,872     18,183       36,180      34,742

  Cost:
     Hardware sales                      5,559      5,715       10,803      10,720
     Services                            3,664      2,959        6,961       5,536
     Software                              907      1,009        1,819       1,921
     Maintenance                           873        915        1,726       1,827
     Rentals and financing                 468        394          878         778
                                      ________   ________     ________    ________
  Total cost                            11,471     10,992       22,187      20,782
                                      ________   ________     ________    ________
  Gross profit                           7,401      7,191       13,993      13,960
  Operating expenses:
     Selling, general and
      administrative                     3,958      3,889        7,642       7,586
     Research, development and
      engineering                        1,221      1,116        2,290       2,207
                                      ________   ________     ________    ________
  Total operating expenses               5,179      5,005        9,932       9,793

  Operating income                       2,222      2,186        4,061       4,167
  Other income, principally interest       137        193          322         343
  Interest expense                         179        205          351         354
                                      ________   ________     ________    ________
  Earnings before income taxes           2,180      2,174        4,032       4,156
  Income tax provision                     734        827        1,391       1,600
                                      ________   ________     ________    ________
  Net earnings                           1,446      1,347        2,641       2,556
  Preferred stock dividends and
    transaction costs                        5          5           10          10
                                      ________   ________     ________    ________
  Net earnings applicable to
    common shareholders               $  1,441   $  1,342     $  2,631    $  2,546
                                      ========   ========     ========    ========
  Net earnings per share of
    common stock                      $   1.46   $   1.26*    $   2.64    $   2.36*

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  (1) Supplemental information provided for comparative purposes:
      Six months 1996 excludes non-recurring, non-tax deductible charge of $435 million ($.40 per common share) for purchased in-process research and development in connection with the acquisitions of Tivoli Systems
      Inc. and Object Technology International Inc.
  * Adjusted to reflect a two-for-one stock split on May 9, 1997.